Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2024 and 2023

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2024 and December 31, 2023

	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$43,902	$54,853
Accounts receivable (note 5)	87,629	88,077
Inventories (note 6)	58,060	67,530
Prepaid expenses	6,624	6,323
Assets held for sale (note 7)	48,468	—
Total current assets	244,683	216,783
Long-term investments (note 8)	5,043	4,792
Property, plant and equipment (note 9)	37,108	69,489
Operating lease right-of-use assets	21,701	22,877
Intangible assets (note 10)	6,379	6,822
Deferred income tax assets	11,094	11,554
Goodwill	2,994	3,066
Other long-term assets	9,765	20,365
Total assets	$338,767	$355,748
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$99,038	$95,374
Current portion of operating lease liabilities (note 12)	2,590	3,307
Short-term debt (note 13)	8,614	15,156
Current portion of long-term debt (note 14)	14,462	14,108
Current portion of warranty liability (note 15)	4,434	6,892
Liabilities held for sale (note 7)	4,078	—
Total current liabilities	133,216	134,837
Long-term operating lease liabilities (note 12)	18,914	19,300
Long-term debt (note 14)	30,355	30,957
Warranty liability (note 15)	1,285	1,614
Deferred income tax liabilities	3,332	3,477
Other long-term liabilities	4,964	5,115
Total liabilities	192,066	195,300
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
17,223,154 (2023 - 17,174,502) common shares issued and outstanding	1,245,408	1,244,539
Other equity instruments	9,134	9,672
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,088,082)	(1,074,434)
Accumulated other comprehensive loss	(31,275)	(30,845)
Total shareholders' equity	146,701	160,448
Total liabilities and shareholders' equity	$338,767	$355,748
Commitments and contingencies (note 18)
Subsequent event (note 21)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023

	Three months ended March 31,
	2024	2023
Revenue	$77,574	$82,240
Cost of revenue and expenses:
Cost of revenue	65,851	68,879
Research and development	7,693	7,263
General and administrative	10,353	9,768
Sales and marketing	3,287	3,649
Foreign exchange loss	1,820	1,076
Depreciation and amortization	1,043	1,037
	90,047	91,672
Loss from operations	(12,473)	(9,432)

Income from investments accounted for by the equity method	31	129
Interest on long-term debt and accretion on royalty payable	(812)	(847)
Interest and other income, net of bank charges	341	466
Loss before income taxes	(12,913)	(9,684)
Income tax expense	735	944
Net loss for the period	(13,648)	(10,628)
Other comprehensive income (loss):
Cumulative translation adjustment	(430)	1,970
Comprehensive loss	$(14,078)	$(8,658)

Loss per share:
Net loss per share - basic and diluted	$(0.79)	$(0.62)
Weighted average common shares outstanding:
Basic and diluted	17,220,540	17,168,578

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2024 and 2023

	Common Shares Outstanding (adjusted, note 15)	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2023	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	41,617	1,235	(1,235)	—	—	—	—
Stock-based compensation	—	—	633	—	—	—	633
Net loss for the period	—	—	—	—	(10,628)	—	(10,628)
Other comprehensive income	—	—	—	—	—	1,970	1,970
March 31, 2023	17,171,933	$1,244,507	$8,610	$11,516	$(1,035,344)	$(33,348)	$195,941

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2024	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	48,652	869	(869)	—	—	—	—
Stock-based compensation	—	—	331	—	—	—	331
Net loss for the period	—	—	—	—	(13,648)	—	(13,648)
Other comprehensive loss	—	—	—	—	—	(430)	(430)
March 31, 2024	17,223,154	$1,245,408	$9,134	$11,516	$(1,088,082)	$(31,275)	$146,701

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2024 and 2023

	Three months ended March 31,
	2024	2023
Operating activities:
Net loss for the period	$(13,648)	$(10,628)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,247	3,027
Stock-based compensation expense	331	633
Unrealized foreign exchange loss	1,820	1,076
Deferred income tax	(40)	(148)
Income from investments accounted for by the equity method	(31)	(129)
Interest on long-term debt and accretion on royalty payable	22	105
Change in inventory write-downs	413	586
Change in bad debt expense	(121)	84
Other	(248)	—
Changes in operating assets and liabilities:
Accounts receivable	12,526	(1,041)
Inventories	(7,434)	(591)
Prepaid expenses	(400)	(1,684)
Accounts payable and accrued liabilities	4,725	763
Warranty liability	(1,020)	(1,382)
Net cash provided by (used in) operating activities	142	(9,329)
Investing activities:
Purchase of property, plant and equipment	(4,893)	(3,007)
Proceeds on sale of assets	135	98
Net cash used in investing activities	(4,758)	(2,909)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(17,689)	(10,994)
Drawings on operating lines of credit and long-term facilities	11,848	8,251
Net cash used in financing activities	(5,841)	(2,743)
Effect of foreign exchange on cash and cash equivalents	(494)	760
Net decrease in cash and cash equivalents	(10,951)	(14,221)
Cash and cash equivalents, beginning of period (including restricted cash)	54,853	86,184
Cash and cash equivalents, end of period (including restricted cash)	$43,902	$71,963

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2024 and 2023

	Three months ended March 31,
	2024	2023
Supplementary information:
Interest paid	$1,114	$742
Taxes paid, net of refunds	$532	506

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.
2. Liquidity and Going Concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements ("interim financial statements") are issued. These interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date that the interim financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

The Company continues to sustain operating losses and minimal cash flows from operating activities. As at March 31, 2024, the Company had cash and cash equivalents of $43,902 and operating losses of $12,473 during the three months ended March 31, 2024. Cash provided by operating activities were $142. The Company's short-term and long-term debt was $53,431, net of deferred financing fees, of which $23,076 was current. In 2023, the Company amended the minimum cash covenant under the term loan with Export Development Canada ("EDC") reducing the minimum cash requirement to $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $9,785 at March 31, 2024.

The Company is incurring inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, and increased labor costs that are impacting margins. The Company sources components globally and is exposed to price and inflation risk, which may affect the Company's liquidity.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
2. Liquidity and going concern (continued):

Management is closely monitoring its financial condition and is working on initiatives to reduce its working capital and increase profitability to improve its cash flow from operating activities. The Company's current financial projections expect meaningful collections of accounts receivable from key customers and a reduction in inventory levels across the Company's operations.

The ability to continue as a going concern beyond May 2025 will depend on the Company's ability to generate sufficient positive cash flows from all its operations, specifically through working capital improvement, profitable and sustainable growth, and the Company's ability to finance its long-term strategic objectives and operations, including the joint venture with Volvo Group. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated financial statements and the adjustments could be material.

3. Basis of preparation:

(a)    Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2023.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
3. Basis of preparation (continued):

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2024	December 31, 2023	March 31, 2024	March 31, 2023
Canadian Dollar	1.36	1.32	1.35	1.35
Euro	0.93	0.90	0.92	0.93
RMB	7.23	7.10	7.20	6.84
Polish Zloty	3.97	3.92	3.96	4.39
Swedish Krona	10.69	10.04	10.40	10.44
Indian Rupee	83.38	83.18	83.02	82.21
Argentina Peso	857.61	806.72	850.08	191.65

4. Recently issued accounting standards:

Recently issued accounting guidance, not yet adopted:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. The Company is currently assessing the impacts of this ASU but expects it to only impact disclosures with no impact to its operations, cash flows or financial position.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impacts of this ASU but expects it to only impact disclosures with no impact to its operations, cash flows or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
5. Accounts receivable:

	March 31, 2024	December 31, 2023
Customer trade receivables	$70,186	$83,175
Holdback receivable	10,455	—
Other receivables	6,387	6,709
Income tax receivable	2,489	1,369
Due from related parties (note 17)	2,543	1,671
Allowance for credit losses	(4,431)	(4,847)
	$87,629	$88,077

In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims. As at March 31, 2024, the Company estimates to receive the full amount from Cummins based on the historical warranty claims.

6. Inventories:

	March 31, 2024	December 31, 2023
Purchased parts and materials	$38,554	$50,770
Work-in-progress	3,042	2,801
Finished goods	16,464	13,959
	$58,060	$67,530
During the three months ended March 31, 2024, the Company recorded change in write-downs to net realizable value of approximately $413 (2023 - $586).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)
Three months ended March 31, 2024 and 2023
7. Assets and liabilities held for sale:

On March 11, 2024, the Company entered into agreements to establish a joint venture ("JV") with Volvo Group ("Volvo"). As part of the formation of the JV, the Company will contribute certain HPDI™ assets and liabilities, including related fixed assets, intellectual property, and net working capital. Volvo will acquire a 45% interest in the JV for an initial consideration of $28,350. The JV will be jointly controlled by both parties. Upon closing of the JV with Volvo, the HPDI business will be operated through the joint venture.
The Company's assessment is that, subsequent to the deconsolidation of the HPDI business, its interest in the JV will be accounted for using the equity method. Under this accounting method, the Company's initial investment in the JV will be recognized at fair value of the Company's non-controlling interests. Subsequently, this cost basis will be adjusted for the Company's share of the JV's net income or loss and other comprehensive income, net of any dividends or distributions received from the JV.
As at March 31, 2024, the Company has measured the assets and liabilities recorded as held for sale at the lower of carrying value and fair market value less costs to sell, which management has determined to be carrying value. The carrying values of the major classes of assets and liabilities that the Company will contribute to the JV are as follows:

March 31, 2024
Current assets:
Inventory	$14,862
Prepaid expenses	888
15,750

Property, plant and equipment	32,718
Total assets	$48,468

Current liabilities:
Accounts payable and accrued liabilities	1,897
Current portion of warranty liability	1,854
3,751

Warranty liability	327
Total liabilities	$4,078

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
8. Long-term investments:

	March 31, 2024	December 31, 2023
Weichai Westport Inc.	1,411	1,411
Minda Westport Technologies Limited	3,485	3,234
Other equity-accounted investees	147	147
	$5,043	$4,792

9. Property, plant and equipment:

		Accumulated	Net Book
March 31, 2024	Cost	Depreciation	Value
Land and buildings	$9,158	$2,746	$6,412
Computer equipment and software	8,570	6,266	2,304
Furniture and fixtures	5,695	3,539	2,156
Machinery and equipment	59,184	36,024	23,160
Leasehold improvements	12,711	9,635	3,076
	$95,318	$58,210	$37,108

		Accumulated	Net Book
December 31, 2023	Cost	Depreciation	Value
Land and buildings	$9,206	$2,635	$6,571
Computer equipment and software	9,386	6,773	2,613
Furniture and fixtures	8,326	6,103	2,223
Machinery and equipment	129,642	75,111	54,531
Leasehold improvements	13,221	9,670	3,551
	$169,781	$100,292	$69,489

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
10. Intangible assets:

		Accumulated	Intangible
March 31, 2024	Cost	Amortization	Assets, net
Patents and trademarks	$19,943	$13,668	$6,275
Technology	3,997	3,893	104
Customer contracts	11,372	11,372	—
	$35,312	$28,933	$6,379

		Accumulated	Intangible
December 31, 2023	Cost	Amortization	Assets, net
Patents and trademarks	$20,417	$13,724	$6,693
Technology	4,094	3,965	129
Customer contracts	11,646	11,646	—
	$36,157	$29,335	$6,822

11. Accounts payable and accrued liabilities:

	March 31, 2024	December 31, 2023
Trade accounts payable	$73,517	$70,567
Accrued payroll	17,970	18,129
Taxes payable	4,900	4,302
Deferred revenue	2,651	2,376
	$99,038	$95,374
12. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2025 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately six years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended March 31,
	2024	2023
Amortization of right-of-use assets	$676	$832
Interest	156	183
Total lease cost	$832	$1,015

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
12. Operating leases right-of-use assets and lease liabilities (continued):
The maturities of lease liabilities as at March 31, 2024 are as follows:

The remainder of 2024	$2,532
2025	2,762
2026	2,523
2027	2,453
2028	2,188
Thereafter	12,140
Total undiscounted cash flows	24,598
Less: imputed interest	3,094
Present value of operating lease liabilities	21,504
Less: current portion	2,590
Long-term operating lease liabilities	$18,914

13. Short-term debt:

	March 31, 2024	December 31, 2023

Revolving financing facilities	$8,614	$15,156

The Company has a revolving financing facility with HSBC Bank Canada. On March 28, 2024, HSBC Bank Canada and its subsidiaries were sold to Royal Bank of Canada ("RBC"). The terms and conditions of the revolving financing facility did not change as a result of the sale. This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The revolving financing facility's advances in either U.S. dollars or Euros bear interest at the secured overnight financing rate plus 3.76% per annum or the Euro short-term rate plus 3.6%, respectively. As at March 31, 2024, the amount outstanding for this loan was $8,614 (December 31, 2023 - $15,156).

The Company has a revolving financing facility with ING. The maximum draw amount is $1,511. Advances under this financing facility are denominated in Polish Zloty and bear interest at the Warsaw interbank offered rate plus 1.2% per annum. As of March 31, 2024, the amount outstanding for this facility was nil (December 31, 2023 - nil).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
14. Long-term debt:

	March 31, 2024	December 31, 2023
Term loan facilities, net of debt issuance costs	$42,960	$42,879
Other bank financing	520	531
Capital lease obligations	1,337	1,655
Balance, end of period	44,817	45,065
Less: current portion	14,462	14,108
Long-term portion	$30,355	$30,957

Term loan	Maturity date	Interest rate	March 31, 2024	December 31, 2023
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$9,785	$10,763
UniCredit - April 2021	March 31, 2027	3-month Euribor plus 1.65%	6,144	6,793
UniCredit - May 2020	May 31, 2025	3-month Euribor plus 1.60%	1,381	1,693
UniCredit - July 2020	July 31, 2026	3-month Euribor plus 1.75%	7,369	8,313
Deutsche Bank - August 2020	August 31, 2026	3-month Euribor plus 1.70%	3,410	3,867
Banca de Credito Cooperativo - November 2023	December 31, 2028	3-month Euribor plus 1.75%	2,139	2,192
Deutsche Bank - November 2023	September 30, 2029	3-month Euribor plus 1.90%	7,518	7,710
Rabobank - December 2023	December 31, 2028	4.70%	1,435	1,548
UniCredit - January 2024	December 31, 2028	3-month Euribor plus 1.52%	3,779	—
Term loan facilities, net of debt issuance costs			$42,960	$42,879

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. The loan is secured by share pledges over Westport Fuel Systems Canada Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and by certain of the Company's property, plant and equipment.

On October 9, 2018 and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of these Euro denominated loan agreements to combine the facilities into one $8,803 loan facility, with quarterly principal and interest payments.
On May 20, 2020 and July 17, 2020, the Company entered into two Euro denominated loan agreements with UniCredit. There are no securities provided on the loans, as the loans were made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. There is no security provided on the loan, as the loan was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On November 28, 2023, the Company entered into a Euro denominated loan agreement with Banca de Credito Cooperativo with quarterly principal and interest payments. There is no security provided on the loan, as the loan was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
14. Long-term debt (continued):

On November 29, 2023, the Company entered into a Euro denominated loan agreement with Deutsche Bank with quarterly principal and interest payments. There is no security provided on the loan, as the loan was made as part of the Italian government's SACE guarantee program.

On December 4, 2023, the Company entered into a Euro denominated loan agreement with Rabobank and principal and interest are paid monthly. The loan is secured by certain property owned by the Company.

On January 10, 2024, the Company entered into a Euro denominated loan agreement with UniCredit with quarterly principal and interest payments and the first payment is due in 2025. There is no security provided on the loan, as the loan was made as part of the Italian government's SACE guarantee program.

The Company has entered into interest rate swaps with Unicredit and Deutsche Bank, which are directly associated with the Unicredit (2020 and 2021), Deutsche Bank (2020), Deutsche Bank (2023) and UniCredit (2024) term loans. These interest rate swaps serve as a hedging mechanism against potential fluctuations in future interest rates, ensuring stability in loan repayments. As of March 31, 2024, the Unicredit interest rate swaps have maturity dates ranging from 2025 to 2028 and a total notional value of $18,357. Additionally, the Deutsche Bank interest rate swaps have a maturity dates ranging from 2026 and 2029, with a notional value of $10,861. The notional value of these interest rate swaps is adjusted concurrently with scheduled principal payments on the corresponding loans. These interest rate swaps have been designated as cash flow hedges and have been structured to be highly effective. As of March 31, 2024, the fair value of the interest rate swaps amounted to $740, which is included in other long-term assets (December 31, 2023 - $822).

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of March 31, 2024, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at March 31, 2024:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2024	$10,237	$130	$399	$10,766
2025	14,350	130	380	14,860
2026	10,518	130	191	10,839
2027	3,688	130	180	3,998
2028 and thereafter	4,167	—	187	4,354
	$42,960	$520	$1,337	$44,817

15. Warranty liability:

A continuity of the warranty liability is as follows:

	March 31, 2024	December 31, 2023
Balance, beginning of period	$8,506	$14,299
Warranty claims	(809)	(6,826)
Warranty accruals	826	5,152
Change in estimate	(363)	(2,204)
Impact of foreign exchange changes	(260)	(1,915)
Transfer to liabilities held for sale	(2,181)	—
Balance, end of period	5,719	8,506
Less: current portion	4,434	6,892
Long-term portion	$1,285	$1,614

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
16. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2024, the Company issued 48,652 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2023 - 41,617 common shares). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2024, the Company recognized $409 (three months ended March 31, 2023 - $700) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Three months ended March 31, 2024		Three months ended March 31, 2023
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	478,643	$15.68	317,432	$24.10
Granted	50,000	9.31	289,518	15.70
Vested and exercised	(48,652)	24.08	(41,617)	40.60
Forfeited/expired	(38,406)	26.07	(22,283)	23.80
Outstanding, end of period	441,585	$13.56	543,050	$18.40
Units outstanding and exercisable, end of period	17,915	$9.92	—	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
16. Share capital, stock options and other stock-based plans (continued):

During the three months ended March 31, 2024, 50,000 share units were granted to certain employees and directors (three months ended March 31, 2023 - 289,518). This included 50,000 Restricted Share Units (“RSUs”) (three months ended March 31, 2023 - 139,255), nil Performance Share Units (“PSUs”) (three months ended March 31, 2023 - 150,263), and nil Deferred Share Units ("DSUs") (three months ended March 31, 2023 - nil).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.
As at March 31, 2024, $1,525 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 2 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2024 as follows:

March 31, 2024
(CDN $)
Share units:
Outstanding	$3,817
Exercisable	—
Exercised	435

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended March 31,
	2024	2023
Cost of revenue	$41	$55
Research and development	110	119
General and administrative	199	416
Sales and marketing	59	110
	$409	$700
Of the stock-based compensation expense recognized in the three months ended March 31, 2024, $331 was settled in shares and $78 was settled in cash (three months ended March 31, 2023 - $633 and $67, respectively).

17. Related party transactions:

The Company's related parties are Minda Westport Technologies Limited, directors, officers and shareholders that own greater than 10% of the Company's shares.
The Company engages in transactions with Minda Westport Technologies Limited and recorded $2,543 of accounts receivable as at March 31, 2024 (December 31, 2023 - $1,671). During the three months ended March 31, 2024, the Company sold inventory to Minda Westport Technologies Limited for $2,081 (three months ended March 31, 2023 - $1,403).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
18. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

19. Segment information:

The Company manages and reports the results of its business through three segments: OEM, Independent Aftermarket (“IAM”), and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”).

Financial information by business segment as follows:

	Three months ended March 31, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$49,333	$(8,277)	$2,471	$31
IAM	28,241	1,987	577	—
Corporate	—	(6,183)	199	—
Total Consolidated	$77,574	$(12,473)	$3,247	$31

	Three months ended March 31, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$56,345	$(6,005)	$2,262	$129
IAM	25,895	(35)	638	—
Corporate	—	(3,392)	127	—
Total Consolidated	$82,240	$(9,432)	$3,027	$129

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
19. Segment information (continued):

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of total revenue
	Three months ended March 31,
	2024	2023
Europe	67%	70%
Asia	11%	12%
Americas	13%	11%
Africa	4%	4%
Other	5%	3%

Total assets are allocated as follows:

	Total assets by operating segment
	March 31, 2024	December 31, 2023
OEM	$183,349	$201,348
IAM	147,415	145,640
Corporate	8,003	8,760
Total consolidated assets	$338,767	$355,748

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and negative cash flows from operations since inception. At March 31, 2024, the Company has $43,902 of cash and cash equivalents, including $105 in restricted cash.

The following are the contractual maturities of financial obligations as at March 31, 2024:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$99,038	$99,038	$99,038	$—	$—	$—
Short-term debt (note 13)	8,614	8,614	8,614	—	—	—
Term loan facilities (note 14)	42,960	47,550	15,659	24,745	6,361	785
Other bank financing (note 14)	520	525	135	130	130	130
Capital lease obligations (note 14)	1,337	1,352	509	522	167	154
Operating lease obligations (note 12)	21,504	24,598	2,532	5,285	4,641	12,140
	$173,973	$181,677	$126,487	$30,682	$11,299	$13,209

Fair value of financial instruments

As at March 31, 2024, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Minda Westport Technologies Limited, Weichai Westport Inc. and other investments. Minda Westport Technologies Limited is the most significant of the investments and is accounted for using the equity method. WWI and other investments are accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 14) are carried at amortized cost, which approximate their respective fair values as at March 31, 2024. The interest rate swaps (note 14) are accounted for at fair value using quoted market prices.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
20. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

21. Subsequent Event:

On April 18 2024, the Company closed the share purchase agreement with Uno Minda Limited ("Minda") and sold 26% of Minda Westport Technologies Limited's share capital to Minda for cash consideration of $1,776, net of withholding taxes.